CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2022 AND 2021

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	March 31, 2022	December 31, 2021
ASSETS
Current
Cash and cash equivalents		$365,465	$130,129
Short-term investments		100,018	—
Accounts receivable		25,923	30,704
Inventories	4	33,728	26,019
Other current assets	5	21,305	21,834
		546,439	208,686
Non-Current
Mineral, property, plant and equipment	6	604,482	445,428
Exploration and evaluation assets	7	8,669	32,038
Deferred income tax assets		—	2,315
Deposits and other non-current assets		6,407	1,295
		619,558	481,076
Total Assets		$1,165,997	$689,762

LIABILITIES
Current
Accounts payable and accrued liabilities	8	$67,561	$66,546
Current portion of loans and borrowings	9	8,740	4,344
Current portion of deferred revenue	10	12,530	10,511
Income taxes payable		3,215	7,191
Current portion of derivatives	18	5,237	29,357
Current portion of lease liabilities		5,460	4,711
		102,743	122,660
Non-Current
Loans and borrowings	9	402,345	54,906
Deferred revenue	10	82,410	83,711
Provision for rehabilitation and closure costs		22,563	19,037
Deferred income tax liabilities		4,777	—
Derivatives	18	—	366
Lease liabilities		2,501	2,399
Other non-current liabilities	11	13,531	11,193
		528,127	171,612
Total Liabilities		630,870	294,272

SHAREHOLDERS’ EQUITY
Share capital	12	133,787	133,072
Equity reserves		(8,968)	(94,910)
Retained earnings		407,002	354,895
Equity attributable to owners of the Company		531,821	393,057
Non-controlling interests		3,306	2,433
		535,127	395,490
Total Liabilities and Equity		$1,165,997	$689,762

Commitments (Notes 7 and 10);

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Matthew Wubs"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements      Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended March 31,
	Notes	2022	2021

Revenue	13	$108,911	$122,543
Cost of sales	14	(47,912)	(39,734)
Gross profit		60,999	82,809

Expenses
General and administrative	15	(11,213)	(8,501)
Share-based compensation	12 (e)	(1,990)	(2,346)
Income before the undernoted		47,796	71,962
Finance income		713	970
Finance expense	16	(5,496)	(3,770)
Foreign exchange gain (loss)	17	18,709	(28,625)
Other expenses		(630)	(651)
Income before income taxes		61,092	39,886

Income tax expense
Current		(3,059)	(7,090)
Deferred		(5,547)	(739)
		(8,606)	(7,829)
Net income for the period		$52,486	$32,057

Other comprehensive gain (loss)
Foreign currency translation gain (loss)		85,934	(24,359)
Comprehensive income		$138,420	$7,698

Net income attributable to:
Owners of the Company		52,107	31,749
Non-controlling interests		379	308
		$52,486	$32,057

Comprehensive income attributable to:
Owners of the Company		137,489	7,487
Non-controlling interests		931	211
		$138,420	$7,698

Net income per share attributable to owners of the Company
Basic	12 (f)	$0.58	$0.36
Diluted	12 (f)	$0.57	$0.34

Weighted average number of common shares outstanding
Basic	12 (f)	90,238,008	88,064,312
Diluted	12 (f)	92,050,104	92,902,306

The accompanying notes are an integral part of these condensed consolidated interim financial statements      Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended March 31,
	Notes	2022	2021
Cash Flows from Operating Activities
Net income for the period		$52,486	$32,057
Adjustments for:
Amortization and depreciation		11,504	11,511
Income tax expense		8,606	7,829
Amortization of deferred revenue	13	(3,358)	—
Share-based compensation	12 (e)	1,990	2,346
Finance income		(713)	(970)
Finance expenses	16	5,496	3,770
Foreign exchange (gain) loss		(19,006)	28,625
Other		1,046	7
Changes in non-cash working capital items	20	(9,687)	(16,760)
		48,364	68,415
Advance from NX Gold PMPA	10	3,207	—
Derivative contract settlements	17	(4,567)	(5,711)
Provision settlements		(416)	(352)
Income taxes paid		(2,602)	(240)
		43,986	62,112

Cash Flows used in Investing Activities
Additions to mineral property, plant and equipment		(45,563)	(25,873)
Additions to exploration and evaluation assets		(9,501)	(464)
Other investments		(100,184)	126
		(155,248)	(26,211)

Cash Flows (used in) / from Financing Activities
Lease liability payments		(1,684)	(1,085)
New loans and borrowings, net of finance costs		396,121	630
Loans and borrowings repaid		(51,190)	(7,662)
Interest paid on loans and borrowings		(606)	(1,921)
Other finance expenses paid		(898)	(1,013)
Proceeds from exercise of stock options and warrants		404	1,116
		342,147	(9,935)

Effect of exchange rate changes on cash and cash equivalents		4,451	(3,900)
Net increase in cash and cash equivalents		235,336	22,066
Cash and cash equivalents - beginning of period		130,129	62,508
Cash and cash equivalents - end of period		$365,465	$84,574

Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements     Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2020		87,879,261	$126,152	$15,637	$(82,928)	$153,842	$212,703	$1,372	$214,075
Income for the period		—	—	—	—	31,749	31,749	308	32,057
Other comprehensive loss for the period		—	—	—	(24,262)	—	(24,262)	(97)	(24,359)
Total comprehensive income (loss) for the period		—	—	—	(24,262)	31,749	7,487	211	7,698
Shares issued for:
Exercise of options and warrants		272,648	1,524	(408)	—	—	1,116	—	1,116
Share-based compensation	12 (e)	—	—	2,141	—	—	2,141	—	2,141
Dividends to non-controlling interest		—	—	—	—	—	—	69	69
Balance, March 31, 2021		88,151,909	$127,676	$17,370	$(107,190)	$185,591	$223,447	$1,652	$225,099

Balance, December 31, 2021		90,204,378	$133,072	$12,173	$(107,083)	$354,895	$393,057	$2,433	$395,490
Income for the period		—	—	—	—	52,107	52,107	379	52,486
Other comprehensive income for the period		—	—	—	85,382	—	85,382	552	85,934
Total comprehensive income for the period		—	—	—	85,382	52,107	137,489	931	138,420
Shares issued for:
Exercise of options and warrants		158,334	715	(311)	—	—	404	—	404
Share-based compensation	12 (e)	—	—	871	—	—	871	—	871
Dividends to non-controlling interest		—	—	—	—	—	—	(58)	(58)
Balance, March 31, 2022		90,362,712	$133,787	$12,733	$(21,701)	$407,002	$531,821	$3,306	$535,127

The accompanying notes are an integral part of these condensed consolidated interim financial statements                         Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian company which holds a 100% interest in the MCSA Mining Complex and the Boa Esperança Project. MCSA’s predominant activity is the production and sale of copper concentrate from the MCSA Mining Complex, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Boa Esperança Project, consists of a mineral concession covering an area of 4,034 hectares (“ha”), is a located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil. In February 2022, the Board of Directors of the Company approved the construction of the Boa Esperança Project.

NX Gold is a Brazilian gold mining company focused on the production and sale of gold as its main product and silver as its by-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Aventine, in southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2021.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on May 9, 2022.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2021.

(c)    Future Changes in Accounting Policies Not Yet Effective as of March 31, 2022

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging, and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

offered rates. Phase 2 of the Interest Rate Benchmark Reform refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates (“LIBOR”) with alternative benchmark rates. Phase 2 amendments require the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to this reform rather than applying modification accounting. In addition, the Phase 2 amendments require disclosures to assist users in understanding the effect of the reform on the Company’s financial instruments and risk management strategy.

At March 31, 2022, Company had a $75.0 million undrawn senior secured revolving credit facility which bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. There is currently no specific timeline on when the use of LIBOR will cease, but the switch to Secured Overnight Financing Rate (SOFR) is not expected to have a significant impact on the consolidated financial statements.

•In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes ("IAS 12"). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. The Company is currently assessing the impact of the amendments on its consolidated financial statements.

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company’s reporting segments include its two operating mines in Brazil, MCSA and NX Gold, and its corporate head office in Canada. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

Significant information relating to the Company's reportable segments is summarized in the tables below:

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended March 31, 2022	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$93,696	$15,215	$—	$108,911

Cost of production	(29,163)	(5,392)	—	(34,555)
Depreciation and depletion	(9,532)	(1,879)	—	(11,411)
Sales expense	(1,851)	(95)	—	(1,946)
Cost of sales	(40,546)	(7,366)	—	(47,912)

Gross profit	53,150	7,849	—	60,999

Expenses
General and administrative	(6,201)	(842)	(4,170)	(11,213)
Share-based compensation	—	—	(1,990)	(1,990)
Finance income	152	458	103	713
Finance expenses	(1,932)	(1,023)	(2,541)	(5,496)
Foreign exchange gain (loss)	18,490	228	(9)	18,709
Other (expenses) income	(758)	128	—	(630)
Income (loss) before taxes	62,901	6,798	(8,607)	61,092
Current tax expense	(2,328)	(414)	(316)	(3,058)
Deferred tax expense	(5,427)	(120)	—	(5,547)
Net income (loss)	$55,146	$6,264	$(8,923)	$52,487

Assets
Current	$152,713	$37,799	$355,927	546,439
Non-current	559,315	58,046	2,197	619,558
Total Assets	$712,028	$95,845	$358,124	$1,165,997
Total Liabilities	$101,990	$109,945	$418,934	630,869

During the three months ended March 31, 2022, MCSA earned revenues from three customers (March 31, 2021 - two) while NX Gold earned revenues from two customers (March 31, 2021 - one).

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended March 31, 2021	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$104,762	$17,781	$—	$122,543

Cost of production	(21,802)	(5,084)	—	(26,886)
Depreciation and depletion	(9,766)	(1,708)	—	(11,474)
Sales expenses	(1,262)	(112)	—	(1,374)
Cost of sales	(32,830)	(6,904)	—	(39,734)

Gross profit	71,932	10,877	—	82,809

Expenses
General and administrative	(4,219)	(464)	(3,818)	(8,501)
Share-based compensation	—	—	(2,346)	(2,346)
Finance income	43	75	852	970
Finance expenses	(2,314)	(148)	(1,308)	(3,770)
Foreign exchange (loss) gain	(28,165)	(537)	77	(28,625)
Other expenses	(491)	(160)	—	(651)
Income (loss) before taxes	36,786	9,643	(6,543)	39,886
Current tax expense	(3,361)	(1,233)	(2,496)	(7,090)
Deferred tax expense	(726)	(13)	—	(739)
Net income (loss)	$32,699	$8,397	$(9,039)	$32,057

Assets
Current	$97,235	$33,775	$19,760	150,770
Non-current	324,597	27,741	3,020	355,358
Total Assets	$421,832	$61,516	$22,780	$506,128
Total Liabilities	$101,885	$18,473	$160,671	281,029

4.    Inventories

	March 31, 2022	December 31, 2021
Supplies and consumables	$23,498	$19,144
Stockpiles	3,060	2,880
Work in progress	2,264	1,658
Finished goods	4,906	2,337
	$33,728	$26,019

5.    Other Current Assets

	March 31, 2022	December 31, 2021
Advances to suppliers	$1,050	$402
Prepaid expenses	5,404	5,865
Advances to employees	715	458
Value added taxes recoverable	14,136	15,109
	$21,305	$21,834

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
6.    Mineral, Property, Plant and Equipment

	Buildings	Mining Equipment(1)	Mineral Properties(2)	Projects in Progress(3)	Equipment & Other Assets	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2021	18,352	124,775	394,017	19,190	20,307	12,010	17,298	605,949
Additions	80	5,064	7,781	28,798	6,929	—	1,359	50,011
Capitalized of borrowing costs	—	—	—	1,125	—	—	—	1,125
Disposals	—	(1,320)	—	(417)	—	—	(42)	(1,779)
Transfers	1,545	1,925	13,950	25,042	(3,894)	—	—	38,568
Foreign exchange	3,438	22,809	72,427	3,850	3,792	2,137	3,060	111,513
Balance, March 31, 2022	$23,415	$153,253	$488,175	$77,588	$27,134	$14,147	$21,675	$805,387

Accumulated depreciation:
Balance, December 31, 2021	(4,428)	(25,943)	(109,889)	—	(5,733)	(4,040)	(10,488)	(160,521)
Depreciation expense	(249)	(3,090)	(6,253)	—	(180)	(133)	(1,599)	(11,504)
Disposals	—	642	—	—	68	—	23	733
Foreign exchange	(815)	(4,875)	(20,233)	—	(948)	(733)	(2,009)	(29,613)
Balance, March 31, 2022	$(5,492)	$(33,266)	$(136,375)	$—	$(6,793)	$(4,906)	$(14,073)	$(200,905)

Net book value, December 31, 2021	$13,924	$98,832	$284,128	$19,190	$14,574	$7,970	$6,810	$445,428
Net book value, March 31, 2022	$17,923	$119,987	$351,800	$77,588	$20,341	$9,241	$7,602	$604,482

(1)     Certain equipment has been provided as security for the equipment finance loans.
(2)     Mineral properties include $85.6 million (2021 - $67.1 million) of development costs which are not currently being depreciated.
(3)     In February 2022, the Board approved the construction of the Boa Esperança Project. As a result, $38.6 million of exploration and evaluation assets were reclassified to Mineral, Property and Plant and Equipment during the period.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
7.    Exploration and Evaluation Assets

In February 2022, the Board approved the construction of the Boa Esperança Project located in Tucumã, State of Pará, Brazil. Accordingly, $38.6 million of costs related to the project was reclassified from Exploration and Evaluation Assets to Mineral, Property, Plant and Equipment during the three months ended March 31, 2022.

During the three months ended March 31, 2022, the Company also paid $2.8 million in relation to two property option agreements. In order for the Company to acquire 100% of these properties, the Company will be required to incur $7.2 million in exploration costs before the end of 2023 and, depending on results of these exploration programs, further option payments to complete the acquisitions is required. In the event that the Company exercise its option to acquire 100% interest in these properties, the optioners are expected to retain net smelter royalties between 0.5% to 1.5%.

8.    Accounts Payable and Accrued Liabilities

	March 31, 2022	December 31, 2021
Trade suppliers	$26,702	$24,012
Payroll and labour related liabilities	24,606	26,248
Value added tax and other tax payable	9,418	9,664
Other accrued liabilities	6,836	6,622
	$67,562	$66,546

9.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Denomination	Security	Time to Maturity	Coupon rate	Principal to be repaid	March 31, 2022	December 31, 2021
Senior Note	USD	Unsecured	94 months	6.5%	$400,000	$396,209	$—
Senior credit facility	USD	Secured	39 months	LIBOR + 2.25% - 4.25%	$—	$—	$48,303
Equipment finance loans	USD	Secured	5 - 48 months	5.00% - 7.95%	9,000	9,049	5,805
Equipment finance loans	EURO	Secured	6 - 54 months	5.50% - 7.00%	1,932	1,939	2,005
Bank loan (MCSA)	BRL R$	Unsecured	56 months	CDI + 0.50%	3,867	3,888	3,137
Total					$414,799	$411,085	$59,250

Current portion						$8,740	$4,344
Non-current portion						$402,345	$54,906

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The movements in loans and borrowings during the years ended March 31, 2022 and 2021 are comprised of the following:

	March 31, 2022	December 31, 2021
Balance, beginning of period	$59,250	$168,102
Proceeds from issuance of Senior Notes, net	392,006	—
Proceeds from new equipment finance loans	4,115	4,826
Proceeds from new lines of credit	—	645
Principal and interest payments	(51,796)	(117,404)
Interest costs, including interest capitalized	5,076	5,177
Reclassification of deferred transaction costs	1,878	—
Foreign exchange	556	(2,096)
Balance, end of period	$411,085	$59,250

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:
•On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Notes are outstanding;
•Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and
•At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Company incurred transaction costs of $7.8 million related to the issue of the Senior notes. The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Credit Facility

At December 31, 2021, the Company had a $150.0 million senior secured revolving credit facility ("Senior Credit Facility") with a syndicate of Canadian financial institutions with a maturity date of March 31, 2025. The Senior Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility are on a sliding scale between 0.56% to 1.06%.

During the three months ended March 31, 2022, the Company paid off the remaining $50.0 million balance on its Senior Credit Facility and terminated its interest rate swap contracts for nominal consideration. The Senior Credit Facility was further amended to reduce its limit from $150.0 million to $75.0 million, with an accordion option to increase the limit to $100.0 million at the election of the Company.

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As March 31, 2022, the Company is in compliance with these covenants.

10. Deferred Revenue

In August 2021, the Company completed the closing of a precious metals purchase agreement (the “NX Gold PMPA”) with Royal Gold in relation to gold production from the NX Gold mine. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the NX Gold mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA.

The movements in deferred revenue during the years ended March 31, 2022 are comprised of the following:

March 31, 2022
Gold ounces delivered(1)	2,150
Gold ounces delivered - cumulative	7,323

Balance, beginning of period	$94,222
Advances received(2)	3,207
Accretion expense	869
Amortization of deferred revenue(3)	(3,358)
Balance, end of period	$94,940

Current portion	$12,530
Non-current portion	$82,410

(1)     During the three months ended March 31, 2022, the Company delivered 2,150 ounces of gold to Royal Gold for average consideration of $373 per ounce.
(2)     During the three months ended March 31, 2022, the Company received $1.7 million in Resource Growth Advance and $1.5 million in Exploration Advance, which were recognized as deferred revenue during the period.
(3)     Amortization of deferred revenue during the three months ended March 31, 2022 includes $0.3 million for change in estimate in relation to additional advances received and the related change in life-of-mine production ounces.

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

11. Other Non-current Liabilities

	March 31, 2022	December 31, 2021
Cash-settled equity awards (Note 12(b) and (c))	$3,470	$2,524
Value added tax and other taxes payable	1,037	861
Withholding and taxes payable	3,065	2,935
Provision for legal and tax matters	2,779	2,331
Other liabilities	3,180	2,542
	$13,531	$11,193

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
12.     Share Capital

As at March 31, 2022, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at March 31, 2022, 90,362,712 common shares were outstanding.

(a)     Options

During the three months ended March 31, 2022, the Company granted 21,562 (three months ended March 31, 2021 - 50,000) options to employees of the Company at weighted average exercise price of $12.64 per share (three months ended March 31, 2021 - $19.44) with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $0.1 million (three months ended March 31, 2021 - $0.3 million), which is recognized over the vesting period. The weighted average share price on the date of exercise for options exercised during the three months ended March 31, 2022 was $14.10 (three months ended March 31, 2021 - $17.56). A continuity of the issued and outstanding options is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding stock options, December 31, 2021	4,202,389	$8.98
Issued	21,562	12.64
Exercised	(158,334)	2.57
Outstanding stock options, March 31, 2022	4,065,617	$9.38

As at March 31, 2022, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$1.87 to $10.00 CAD	2,683,329	2,683,329	1.13
$10.01 to $20.00 CAD	772,367	270,787	3.73
$20.01 to $24.45 CAD	609,921	376,191	2.85
$9.38 USD	4,065,617	3,330,307	1.88

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the March 31, 2022 exchange rate of 1.2496.

The fair value of options granted in the three months ended March 31, 2022 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	Three months ended March 31,
	2022	2021
Expected term (years)	3.0	3.0
Forfeiture rate	—%	—%
Volatility	55%	54%
Dividend yield	—%	—%
Risk-free interest rate	1.55%	0.77%
Weighted-average fair value per option	$5.08	$6.32

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to any director, officer, employee, or consultant of the Company or its subsidiaries. At the time of grant of PSUs, the Compensation Committee, may establish performance conditions for the vesting of the PSUs. The performance conditions may be graduated such that different percentages (which may be greater or lower than 100%) of the PSUs in a grant become vested depending on the satisfaction of one or more performance conditions. Performance conditions may include terms or conditions relating to: (i) the market price of the common shares; (ii) the return to holders of common shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the PSUs. The Compensation Committee may, in its discretion, subsequent to the grant of a PSU, waive any such performance condition or determine that it has been satisfied subject to applicable law, as well as determine the settlement of PSUs in shares or in cash. Each PSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Three months ended March 31,
	2022	2021
Outstanding balance, beginning of period	793,043	437,463
Issued	23,911	290,298
Cancelled	(1,005)	—
Outstanding balance, end of period	815,949	727,761

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs in cash and, therefore, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model.

As at March 31, 2022, the fair value of the PSU liability was $7.0 million (December 31, 2021 - $5.8 million).

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(c)     Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Only independent directors are eligible to participate and to receive DSUs under the DSU Plan.  DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs.  In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant.  The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

During the three months ended March 31, 2022, 4,665 DSUs (three months ended March 31, 2021 - 3,325) were granted to independent directors. At March 31, 2022, 135,750 DSUs (December 31, 2021 - 131,085) are issued and outstanding.

As at March 31, 2022, the fair value of the DSU liability was $2.0 million (December 31, 2021 - $2.0 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to any officer, employee, or consultant of the Company or its subsidiaries. RSUs issued under the plan entitles the holder thereof to receive one common share, without payment of additional consideration, on the redemption date selected by the Compensation Committee following the date of vesting of such share unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exception and restrictions. RSUs granted will vest in three equal installments on each anniversary date from the date of grant. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares.

During the three months ended March 31, 2022, 16,737 RSUs (three months ended March 31, 2021 - nil) were granted. At March 31, 2022, 187,843 RSUs (December 31, 2021 - 171,106) are issued and outstanding.

(e)     Share-based compensation

	Three months ended March 31,
	2022	2021
Stock options	$481	$746
Performance share unit plan	1,147	1,400
Deferred share unit plan	(28)	200
Restricted share unit plan	390	—
Share-based compensation(1)	$1,990	$2,346

(1)    For the three months ended March 31, 2022, the Company recorded $0.9 million (three months ended March 31, 2021 - $2.1 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(f)     Net Income per Share

	Three months ended March 31,
	2022	2021
Weighted average number of common shares outstanding	90,238,008	88,064,312
Dilutive effects of:
Warrants	—	1,454,146
Stock options	1,630,576	2,292,206
Share units	181,520	1,091,642
Weighted average number of diluted common shares outstanding(1)	92,050,104	92,902,306

Net income attributable to owners of the Company	$52,107	$31,749
Basic net income per share	0.58	0.36
Diluted net income per share	0.57	0.34
(1)     Weighted average number of diluted common shares outstanding for the three months ended March 31, 2022 excluded 1,270,142 (three months ended March 31, 2021 - 966,190) stock options that were anti-dilutive.

13.     Revenue

	Three months ended March 31,
	2022	2021
Copper
Sales within Brazil	$20,224	$40,343
Export sales	71,772	63,139
Adjustments on provisionally priced sales(1)	1,700	1,280
	93,696	104,762
Gold
Export sales	11,857	17,781
Amortization of deferred revenue(2)	3,358	—
	$15,215	$17,781
	$108,911	$122,543

(1)    Under the terms of the Company’s contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customer are settled with a final sales price between one to four months after shipment takes place and, therefore, are exposed to commodity price changes.
(2)    During the three months ended March 31, 2022, the Company delivered 2,150 ounces of gold under a precious metals purchase agreement with Royal Gold (note 10) for average cash consideration of $373 per ounce and recognized $3.4 million in amortization of deferred revenue.

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
14.     Cost of Sales

	Three months ended March 31,
	2022	2021
Materials	$8,125	$5,857
Salaries and benefits	11,495	8,954
Depreciation and depletion	11,411	11,474
Contracted services	6,170	5,171
Maintenance costs	5,484	4,280
Utilities	3,121	2,473
Sales expense	1,946	1,374
Other costs	160	151
	$47,912	$39,734

15.     General and Administrative Expenses

	Three months ended March 31,
	2022	2021
Accounting and legal	$472	$366
Amortization and depreciation	93	37
Office and administration	2,900	1,528
Salaries and consulting fees	5,100	5,413
Incentive payments	1,612	491
Other	1,036	666
	$11,213	$8,501

16.    Finance Expense

	Three months ended March 31,
	2022	2021
Interest on loans and borrowings(1)	$3,951	$1,679
Gain on interest rate swap derivatives	(897)	(38)
Accretion of deferred revenue	869	—
Accretion of mine closures and rehabilitation provisions	542	227
Commitment fees	522	142
Interest on lease liabilities	154	61
Other finance expenses	355	1,699
	$5,496	$3,770

17.    Foreign Exchange Gain (Loss)

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Three months ended March 31,
	2022	2021
Foreign exchange gain (loss) on USD denominated debt in Brazil	$11,279	$(7,831)
Realized foreign exchange loss on derivative contracts (note 18)	(4,567)	(5,711)
Unrealized foreign exchange gain (loss) on derivative contracts (note 18)	24,714	(16,951)
Foreign exchange gain (loss) on other financial assets and liabilities	(12,717)	1,868
	$18,709	$(28,625)

18.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at March 31, 2022, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. At March 31, 2022, the carrying value of loans and borrowings, including accrued interest, was $411.1 million while the face value is approximately $414.8 million. The contractual interest rates on these loans and borrowings are a close approximation of market rates of interest at March 31, 2022 (Level 2 of the fair value hierarchy) and as such the face value approximates the fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Cash and cash equivalents	$365,465	$130,129
Short-term investments	100,018	—
Accounts receivable	25,923	30,704
Deposits and other non-current assets	4,529	1,295
	$495,935	$162,128

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has five significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the three months ended March 31, 2022 and 2021 nor recognized a provision for credit losses.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on March 31, 2022:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$411,085	$625,573	$33,003	$30,260	$84,311	$477,999
Accounts payable and accrued liabilities	67,561	67,561	67,561	—	—	—
Other non-current liabilities	6,650	16,721	336	7,077	8,656	652
Leases	7,961	6,131	5,093	508	530	—
Total	$493,257	$715,986	$105,993	$37,845	$93,497	$478,651

The Company also has derivative financial liabilities for foreign exchange and contracts whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks related to the US dollars and Euros. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at March 31, 2022 relates to $11.0 million (December 31, 2021 – $7.8 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at March 31, 2022 on $59.1 million due to an intercompany loan balance (December 31, 2021 - $63.8 million) which has contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at March 31, 2022 by 10% and 20%, would have increased (decreased) pre-tax net income by $6.8 million and $13.6 million, respectively (March 31, 2021 – $6.2 million and $16.9 million). Strengthening (weakening) in the Brazilian Real against the Euro at March 31, 2022 by 10% and 20%, would have increased (decreased) pre-tax net income by $0.2 million and $0.4 million, respectively (March 31, 2021 – $0.1 million and $0.3 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At March 31, 2022, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $133.8 million (December 31, 2021 - notional amount of $179.5 million) with an average floor rate of 4.30 BRL to US Dollar and an average cap rate of 4.85 BRL to US Dollar. The maturity dates of these contracts are from April 27, 2022 to December 28, 2022 and are financially settled on a net basis. The fair value of these contracts at March 31, 2022 was a liability of $5.2 million, (December 31, 2021 - $28.7 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at March 31, 2022 was determined using an option pricing model with the following assumptions: discount rate of 2.74% - 9.02%, foreign exchange rate of approximately 4.78—5.12, and volatility of 18.32% - 19.22%.

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The change in fair value of foreign exchange collar contracts was a gain of $24.7 million for the three months ended March 31, 2022 (a loss of $17.0 million for the three months ended March 31, 2021) and has been recognized in foreign exchange gain (loss). In addition, during the three months ended March 31, 2022, the Company recognized a realized loss of $4.6 million (realized loss of $5.7 million for the three months ended March 31, 2021) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $3.9 million. Based on the Company’s net exposure at March 31, 2022, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At March 31, 2022, the Company has provisionally priced sales that are exposed to commodity price changes (note 13). Based on the Company’s net exposure at March 31, 2022, a 10% change in the price of copper would have an impact of $1.2 million on pre-tax net income.

19.    Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

The Company's capital consists of items included in shareholders’ equity, debt facilities net of cash and cash equivalents.

Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets.

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiary, MCSA, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
20. Supplemental Cash Flow Information

	Three months ended March 31,
Net change in non-cash working capital items:	2022	2021
Accounts receivable	$7,802	$(12,189)
Inventories	(2,395)	1,287
Other assets	1,633	4,961
Accounts payable and accrued liabilities	(16,727)	(10,819)
	$(9,687)	$(16,760)

Non-cash investing and financing activities:
Change in mineral, property, plant and equipment from change in estimates for provision for rehabilitation and closure costs	$—	$227
Additions to property, plant and equipment by leases	1,355	2,481
Non-cash increase in accounts payable in relation to capital expenditures	3,111	575

    Notes to Financial Statements | Page 21